UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Attached hereto as Exhibits 99.1 and 99.2 are the Interim Unaudited Condensed Financial Statements of Baiya International Group Inc. (the “Registrant”) as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the same period.

On September 29, 2026, the Registrant issued a press release discussing the foregoing, which is attached as Exhibit 99.3 to this report on Form 6-K.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Unaudited Condensed Financial Statements as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated September 29, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Linxi Xie
	Name:	Linxi Xie
Chairman and Chief Executive Officer

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